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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of September 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated September 20, 2000 re NICE Systems Selects RADVision's V2oIP(TM) Enabling Technology For Its Voice Recording Solution.










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                                                                          ITEM 1

For Immediate Release

Contact:

                                                             Jody Burfening
 Karen Gurwitz                   David Seligman              Sanjay Hurry
 Dir. Corporate Communications   CFO                         Investor Relations
 RADVision, Inc.                 RADVision, Ltd.             LHA
 Tel: 201.529.4300, x305         Tel: 972.3.645.5446         Tel: 212.838.3777
 kgurwitz@radvision.com          Seligman@tlv.radvision.com  jbs@lhai.com

         NICE Systems Selects RADVision's V2oIP(TM) Enabling Technology
                        For Its Voice Recording Solution

              RADVISION'S MARKET-LEADING H.323 TECHNOLOGY ENHANCES
                         NICELOG(TM) FOR VOIP RECORDING

Mahwah, New Jersey, September 20, 2000 -- RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that NICE Systems (NASDAQ:NICE) has chosen its market-leading H.323 enabling software to be integrated into the NiceLog(TM) digital recording system for H.323 terminal emulation.

NICE, a worldwide leader of multimedia digital recording solutions, applications, and related professional services for business interaction management, has developed an advanced voice recording solution for IP environments. With RADVision's H.323 technology, the most widely deployed and most extensively tested software on the market, integrated into NiceLog, NICE is enhancing its capability to record voice streams in a VoIP environment and perform call playback functions in H.323 format.

"We have  chosen  RADVision  technology  to enhance our  product  offerings  for recording and playback of VoIP because of its robust features and interoperability," said Rony Reshef, Director of Product Management for the CEM (Customer Experience Management) Division of NICE Systems. "VoIP technology will play a major role in tomorrow's customer interactions and as we move forward, NICE and RADVision will offer the most advanced VoIP recording technology in this marketplace."

"RADVision is committed to providing proven, reliable, interoperable VoIP technology that enables industry leaders to provide high-quality, cost-effective solutions to their customers," said Michelle Blank, VP of Galactic Marketing for RADVision. "By working with companies such as NICE, we are increasing our penetration of the VoIP marketplace and further solidifying our position as the leading provider of VoIP technologies and solutions."

RADVision's H.323 core protocol enables the creation of real-time voice and video H.323 calls over IP networks. The H.323 software toolkit consists of H.225 RAS, RTP/RTCP, and Q.931 Call Signaling. RADVision also offers optional modules for H.235 Security features as well as H.450 Supplemental Services for a more robust solution. Designed to be platform independent, the RADVision H.323 protocol toolkit is available for numerous operating systems including various UNIX versions, real-time OSs for embedded systems, as well as Windows, including Windows NT and Win CE.


                                     more...

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV security installations and Government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. The common theme of NICE's business strategy is the mantra of "Listen, Learn, Lead(TM)".

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom and France. The company operates in more than 60 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

NiceLog is the registered trademark of NICE Systems Ltd.


This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized




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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: September 22, 2000